SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

This report on Form 6-K contains:

-	Adecco SA: Media Release (27 April 2004) on obtained extension under Syndicated Loan Facility

Media release

Adecco Syndicated Loan Facility

Chéserex, Switzerland, April 27, 2004: The Board of Directors of Adecco S.A announces that the Company received an initial extension to 3 May 2004 of its obligation to deliver 2003 audited financial statements under the terms of its Syndicated Loan Facility. The Company is currently discussing with its lenders a longer-term extension beyond the 3 May 2004 deadline.

- Ends -

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 600,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised consulting and project management businesses and LHHCareer Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and its shares (ISIN: CH0012138605) are listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris—Premier Marche (EURONEXT: ADE).

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time and costs necessary to complete the independent inquiry and the results of that investigation and related governmental inquiries, and the effect of the results of the investigations on the completion of the audit.

Adecco SA	Page 1 of 2

April 27, 2004

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Additional information is available at the Company’s website at www.adecco.com

Enquiries

Adecco media centre:	+41 1 878 8888

Adecco SA	Page 2 of 2

April 27, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 28 April 2004	By:	/s/ Andres Cano

Andres Cano
Chief Financial Officer ad interim

Dated: 28 April 2004	By:	/s/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary